SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Hawaiian Holdings, Inc.

(Name of Issuer)

Common Stock ($.01 par value)

(Title of Class of Securities)

419879101

(CUSIP NUMBER)

Zac Hirzel

3963 Maple Avenue, Suite 170

Dallas, TX 75219

(214) 999-0014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Burke A. McDavid

Akin, Gump, Strauss, Hauer & Feld, L.L.P.

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

June 1, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box   ☒.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D/A

CUSIP No. 419879101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hirzel Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,990,727
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,990,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,990,727
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON* IA, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

CUSIP No. 419879101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zac S. Hirzel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,952
	8	SHARED VOTING POWER 3,990,727
	9	SOLE DISPOSITIVE POWER 7,952
	10	SHARED DISPOSITIVE POWER 3,990,727
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,998,679
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

13D/A

CUSIP No. 419879101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hirzel Capital Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,640,853
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,640,853
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,640,853
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CONFIDENTIAL

SCHEDULE 13D/A

This Amendment No .3 (this “Amendment”) to the Schedule 13D filed with the Securities Exchange Commission on October 10, 2013, as subsequently amended on December 13, 2013 and November 10, 2014 (together, the “Schedule 13D”) is being filed on behalf of Hirzel Capital Management, LLC, a Texas limited liability company (“Hirzel Capital”), Hirzel Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”), and Mr. Zac S. Hirzel, the principal of Hirzel Capital, relating to Common Stock ($.01 par value) (the “Common Stock”) of Hawaiian Holdings, Inc., a Delaware corporation (the “Issuer”).

This Amendment relates to Common Stock of the Issuer purchased by the Fund and the accounts of certain other private funds (collectively, the “Hirzel Accounts”), as well as shares of Common Stock held by Mr. Hirzel directly. The Fund may direct the vote and disposition of the 3,640,853 shares of Common Stock that it holds directly. Hirzel Capital serves as the general partner or managing member of the Hirzel Accounts and may direct the vote and disposition of the 3,990,727 shares of Common Stock held by the Hirzel Accounts. As the principal of Hirzel Capital, Mr. Hirzel may direct the vote and disposition of the 3,990,727 shares of Common Stock held by the Hirzel Accounts. Mr. Hirzel may also direct the vote and disposition of the 7,952 shares of Common Stock that he holds directly.

The Common Stock held by the Reporting Persons (as defined below) reported on this Amendment were previously reported on a Schedule 13G filed with the Securities Exchange Commission on April 11, 2013. This Amendment amends and restates the Schedule 13D as set forth below.

Item 3 of the Schedule 13D is hereby amended as follows:

Item 3.	Source and Amount of Funds

As of June 1, 2015, the Hirzel Accounts had invested $22,643,155 (inclusive of brokerage commissions) in the Common Stock of the Issuer. The source of these funds was the working capital of the Hirzel Accounts.

Item 5 of the Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer

(a) The aggregate percentage of Common Stock reported to be owned by the Reporting Persons is based upon 54,716,379 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of April 17, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 1, 2015.

The Fund may be deemed to beneficially own the 3,640,853 shares of Common Stock that it owns directly, representing approximately 6.7% of the issued and outstanding shares of Common Stock of the Issuer

Hirzel Capital, as the as the general partner or managing member of the Hirzel Accounts, may be deemed to beneficially own the 3,990,727 shares of Common Stock held by the Hirzel Accounts, representing approximately 7.3% of the issued and outstanding shares of Common Stock of the Issuer.

In addition, Mr. Hirzel, as the principal of Hirzel Capital, the general partner or managing member of the Hirzel Accounts, may be deemed to beneficially own the 3,998,679 shares of Common Stock beneficially owned by the Hirzel Accounts and himself directly, representing approximately 7.3% of the issued and outstanding shares of Common Stock of the Issuer.

Hirzel Capital and Mr. Hirzel disclaim beneficial ownership of the Common Stock held by the Hirzel Accounts except to the extent of their pecuniary interest therein.

(b) The Fund has the sole power to vote and dispose of the Common Stock that it holds directly reported in this Schedule 13D.

Hirzel Capital and Mr. Hirzel have the shared power to vote and dispose of the Common Stock owned by the Hirzel Accounts reported in this Schedule 13D.

Mr. Hirzel has the sole power to vote and dispose of the Common Stock that he holds directly reported in this Schedule 13D.

The filing of this Schedule 13D shall not be construed as admission that Hirzel Capital or Mr. Hirzel is, for the purposes of Section 13(d) or 13(g) of the Act, or otherwise, the beneficial owner of any of the 3,990,727 shares of Common Stock owned by the Hirzel Accounts. Pursuant to Rule 13d-4, Hirzel Capital and Mr. Hirzel disclaim all such beneficial ownership.

(c) Annex A attached hereto lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Persons. The transactions in the Common Stock were effected in the open market.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2015

HIRZEL CAPITAL MANAGEMENT, LLC

By:	/s/ Zac S. Hirzel
Zac S. Hirzel
President

HIRZEL CAPITAL MASTER FUND, L.P.

By: Hirzel Capital Management, LLC, its general partner

By:	/s/ Zac S. Hirzel
Zac S. Hirzel
President

/s/ Zac S. Hirzel
Zac S. Hirzel

ANNEX A

Date	Shares Purchased/ (Sold)	Price Per Share
5/29/2015	(1,500)	$24.8033
6/01/2015	(541,346)	$24.5774